NLS Pharmaceutics Ltd.

Alter Postplatz 2

CH-6370 Stans, Switzerland

February 20, 2020

Via EDGAR - Confidential

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention: Irene Paik and Mary Beth Breslin

Re:	NLS Pharmaceutics Ltd. Draft Registration Statement on Form F-1 Submitted December 18, 2019 CIK No. 0001783036

Dear Mss. Paik and Breslin:

The purpose of this letter is to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission as set forth in your letter of January 14, 2020, regarding the above referenced draft registration statement on Form F-1. For your convenience, your original comments appear in bold, followed by our response. We are concurrently confidentially submitting Amendment No. 1 to Form F-1 (“Amendment No. 1”). Page references in our response are to Amendment No. 1.

Prospectus Summary

Our Company, page 1

1.	Please expand your disclosure regarding Quilience and Nolazol to briefly discuss your stage of development of these product candidates and your plans for their development in the future. Further, given your risk factor disclosure on page 10, please clarify whether you are pursuing FDA approval of one or both of the lead product candidates for use in children.

Response: We have revised our disclosure on page 1. The revised disclosure indicates the stage of development of Quilience and Nolazol and our plans for their development in the future, and, in addition, that we intend to pursue FDA and other regulatory approval for both product candidates for use in children.

2.	We note your statements throughout the prospectus that Quilience and Nolazol are “novel” pharmaceutical products and agents, yet the active molecule in these product candidates is a controlled release formulation of mazindol, which has been previously approved in an immediate release form. Please revise the use of the term “novel” throughout the prospectus as appropriate.

Response: We have revised our disclosures throughout Amendment No. 1 in response to the Staff’s comment.

Risks Associated With Our Business, page 2

3.	Please include a bullet point describing the risks related to the fact that over 70% of your outstanding common stock is held by your chief executive officer and affiliates, and discuss the extent to which they will continue to exert control over you after the offering.

Response: We have included such a bullet point on page 3. The additional disclosure indicates the control that our chief executive officer and affiliates currently have over our common stock and discusses the extent to which they will continue to exert control over us after the offering.

Irene Paik and Mary Beth Breslin

Office of Life Sciences

Securities and Exchange Commission

February 20, 2020

Implications of Being an “Emerging Growth Company”, page 3

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we will supplementally provide, under separate cover, copies of all written communications that we present to potential investors in reliance on Section 5(d) of the Securities Act. We respectfully request that the Staff destroy such materials upon completion of its review.

Risk Factors

Obtaining approval of an NDA or a Marketing Authorization Application..., page 7

5.	We note your disclosure that you have not received regulatory clearance to conduct the additional clinical trials that are necessary to be able to submit an NDA to the FDA for Nolazol. Please revise your disclosure to specify the regulatory clearance needed to conduct additional trials and describe any additional steps involved in obtaining the regulatory clearance.

Response: We have revised our disclosure on pages 7 and 8. The revised disclosure indicates the regulatory clearance we currently believe is needed to conduct additional trials and additional steps involved in obtaining the regulatory clearance.

Risks Related to Our Intellectual Property, page 25

6.	Please add a risk factor, or revise in the appropriate risk factor, to address the limitations of patents protecting the method of use as opposed to other types of patents, such as a composition of matter patent.

Response: We have added a risk factor on page 25 that addresses the limitations of patents protecting the method of use as opposed to other types of patents, such as a composition of matter patents.

Use of Proceeds, page 42

7.	We note that the net proceeds will be used to further develop mazindol CR for use in Quilience and Nolazol. Please revise your disclosure to specify how far in the clinical development you expect to reach with the net proceeds for each of the identified product candidates.

Response: We have revised our disclosure on page 42. The revised disclosure provides investors with an estimate regarding how far in development we expect to reach in the clinical trials that we intend to conduct in Quilience with the net proceeds of the offering, as well as to better inform investors regarding the uncertainty regarding predicting clinical trial costs.

Business

Our Development Pipeline, page 57

8.	We note that your pipeline table includes product candidates with regard to which you do not provide any information (NLS 10, NLS-13 and NLS-14) or provide limited information (NLS-2, NLS-3 and NLS-4). Please remove these product candidates from the pipeline table or tell us why you believe these product candidates are material to your business. To the extent you believe these product candidates are material, please provide disclosure regarding these product candidates, including whether you own or license the intellectual property underlying the product candidate, the mechanism of action, any trials conducted to date and your plans for development.

Response: We have revised our disclosures throughout Amendment No. 1 in response to the Staff’s comment and have elected to remove the aforementioned product candidates from Amendment No. 1.

Irene Paik and Mary Beth Breslin

Office of Life Sciences

Securities and Exchange Commission

February 20, 2020

Our Solution: Quilience for Narcolepsy - A Well-Suited Approach for the Disease Pathology, page 62

9.	We note that in your pipeline table on page 57, it suggests that you have completed Phase 2 studies for Quilience. However, you do not provide a description of any studies conducted to date with respect to Quilience and further disclose that you have not yet submitted an IND application or CTA. Please revise your disclosure or the pipeline table to reconcile this discrepancy. To the extent you have completed any clinical trials to date, please provide a description of these trials.

Response: We have revised our disclosure on page 58 and have removed the pipeline table.

10.	We note your statement of belief that Quilience may qualify for the Breakthrough program “based on positive real-world evidence using the same outcome measures utilized in Phase 3 clinical trials.” Please revise your disclosure to explain what this means.

Response: We have revised our disclosure on page 60. The revised disclosure explains to a greater extent the meaning of our use of “based on positive real-world evidence using the same outcome measures utilized in Phase 3 clinical trials” in connection with the Breakthrough program.

Our Solution: Nolazol - The Efficacy of a CII Stimulant with Improved Safety and Tolerability, page 67

11.	You make several assertions regarding the safety and efficacy of your product candidates. For example, on page 67, you state that “Nolazol has the right balance of safety and efficacy,” that Nolazol demonstrated “evidence of efficacy and safety” in your Phase 2 clinical trial, and that Nolazol has “comparable efficacy, improved safety” compared to CII treatments in use today and is “a more effective treatment than the available non-stimulants.” Safety and efficacy determinations are solely within the authority of the FDA (or applicable foreign regulator). Please revise or remove statements/inferences throughout your prospectus that your product candidates are safe and/or effective.

Response: We have revised our disclosures throughout Amendment No. 1 in response to the Staff’s comment and have removed inferences to safety and/or effectiveness of our product candidates.

Manufacturing and Suppliers, page 74

12.	We note that you rely on a single source for the production of your drug substance. Please disclose the material terms of your agreement with this supplier and file the agreement as an exhibit to the registration statement, or tell us why you do not believe this is required. See Item 601(b)(10) of Regulation S-K.

Response: With respect to the Staff’s comment regarding whether our agreement (the “Agreement”) with the single source, Cambrex High Point (“Cambrex”) for the production of our drug substance should be filed as exhibit, our agreement with Cambrex does not contain any binding obligation for the Company to utilize their services. Accordingly, to date, we have not made any payments under this Agreement nor have we provided the purchase order that would be required to commence production pursuant to this Agreement. Entering into agreements requiring additional purchase orders is a typical part of our business and is common practice with other vendors that we may use from time to time. We do not believe that our business is substantially dependent on this Agreement. Accordingly, we believe that the Agreement and the purchase orders, if any, are agreements made in the ordinary course of our business, are not material agreements, and as such, under Item 601 of Regulation S-K, are not required to be filed as exhibits.

Irene Paik and Mary Beth Breslin

Office of Life Sciences

Securities and Exchange Commission

February 20, 2020

Intellectual Property, page 75

13.	Please expand your disclosure to clarify the type of patent protection your applications covering mazindol CR for the treatment of ADHD and narcolepsy provide (e.g., composition of matter, method of use, etc.). Also revise to clarify the type of protection covering NLS-2, NLS-3 and NLS-4 referenced in the last sentence of the second paragraph.

Response: We have revised our disclosure on page 80. The revised disclosure indicates the type of patent protection our applications covering mazindol CR for the treatment of ADHD and narcolepsy provide.

Note 1: Background, page F-7

14.	You disclose that as all of the companies were owned by the same shareholders, the Merger was considered to be a common controlled transaction. Please tell us the ownership interests of NLS-0 Pharma Ltd., NLS Pharma Ltd. and NLS-1 Pharma Ltd. both before and after the Merger. If any of the ownership percentages changed, please explain the appropriateness of accounting for the Merger at historical cost.

Response: The ownership interests in the three companies were as follows prior to the merger:

	NLS-0 Pharma Ltd.		NLS Pharma Ltd.		NLS-1 Pharma Ltd.
Shareholder	Shares	%	Shares	%	Shares	%
Alex Zwyer	207	20.7%	207	20.7%	209	18.5%
Eric Konofal	198	19.8%	198	19.8%	175	15.5%
Eric-Jean Debois	135	13.5%	135	13.5%	87	7.7%
Buno Fidagere	60	6.0%	60	6.0%	57	5.1%
Magnetic Rock Investment	394	39.4%	400	40.0%	502	39.3%
Ronald Hafner & Family	6	0.6%	-	-	54	4.8%
Claus Christiansen	-	-	-	-	19	1.7%
Thomas Ebeling	-	-	-	-	19	1.7%
Herve Girsault	-	-	-	-	5	0.4%
	1,000	100%	1,000	100%	1,127	100%

Post-merger, the holdings in the combined company, NLS Pharmaceutics Ltd., were as follows:

	NLS Pharmaceutics Ltd.
Shareholder	Shares	%
Alex Zwyer	240	18.8%
Eric Konofal	204	16.0%
Eric-Jean Debois	107	8.4%
Buno Fidagere	66	5.2%
Magnetic Rock Investment	561	44.0%
Ronald Hafner & Family	55	4.3%
Claus Christiansen	19	1.5%
Thomas Ebeling	19	1.5%
Herve Girsault	5	0.4%
	1,276	100%

As the shareholders were consistent in each of the three companies, except for 3 very minor shareholders in NLS-1 Pharma Ltd., and the holding percentages changed only very marginally in the surviving entity (NLS-1 Pharma Ltd., which changed its name to NLS Pharmaceutics Ltd.) it was determined that, in accordance with ASC 805-50-30-5, this was a common controlled transaction and thus the Company recorded no step up in basis of the assets and liabilities in the merger. We therefore believe that historical cost was the appropriate accounting method.

Irene Paik and Mary Beth Breslin

Office of Life Sciences

Securities and Exchange Commission

February 20, 2020

Note 2: Summary of Significant Accounting Policies

Revenue Recognition, page F-8

15.	Although you indicate that you recognized revenue in accordance with ASC 606, your disclosures herein and in Note 8 appear to refer to terminology and recognition principals set forth in ASC 605. Please revise your disclosures to address your revenue recognition policies and disclosure requirements under the guidance of ASC 606. Address this comment as it relates to your Critical Accounting Policies regarding revenue recognition on page 51. Also, see our specific comment below regarding your accounting for the EF License Agreement.

Response: We note the Staff’s comment. We have considered the requirements under the guidance of ASC 606 and have updated the critical accounting policies, revenue recognition policy note and footnotes to be in accordance with the disclosure requirements under ASC 606.

Note 8: License Revenues, page F-12

16.	Given the fact that you adopted the provisions of ASC 606 on January 1, 2019, please revise your disclosures to identify the performance obligations included in your EF License Agreement. Indicate the goods or services promised that are distinct and those that are combined to form a bundled performance obligation. Refer to ASC 606-10-25-14 through 22 and provide the disclosures required by ASC 606-10-50-12 and 50-13. In addition, with reference to ASC 606-10-32-28 through 35, please disclose how you determined the transaction price and the amount allocated to each performance obligation. In that regard, please address how you considered the guidance in ASC 606-10-55-50 thorough ASC 606-10-55-53 in accounting for the $2.5 million payment and how you considered the other milestone payments in determining your transaction price and the extent to which such variable consideration was constrained. Refer to ASC 606-10-50-20. Please address this comment as it relates to your disclosures surrounding the accounting for your EF License Agreement on page 46.

Response: We have considered the requirements under the guidance of ASC 606, including those specifically referred to in your comment, and have updated the disclosures in Note 8, page F-13 and on page 47 in accordance with the requirements ASC 606.

* * *

If you have any questions or require additional information, please call our attorneys, Ron Ben-Bassat at (212) 660-5003, Howard E. Berkenblit at (617) 338-2979 or Oded Har-Even at (212) 660-5002, of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP.

Sincerely,

NLS PHARMACEUTICS LTD.

By:	/s/ Alexander Zwyer
Chief Executive Officer

cc:	Michael Fay
Jeanne Baker